EXHIBIT 8

   Permanent Bancorp, Inc., Holding Company for Permanent Federal Savings
   Bank



   April 28, 1997

   Peter T. Kross
   LaSalle/Kross Partners, L.P.
   350 E. Michigan Avenue, Suite 500
   Kalamazoo, Michigan 49007

   RE:  Notice of Intent to Nominate Two Directors

   Dear Mr. Kross:

        The Company's Board of Directors has received your letter dated April 21, 1997 regarding the nomination by LaSalle/Kross Partners, L.P. (the "Partnership") of Mr. Wallace D. Riley and Mr. Robert C. Lucas.

        Pursuant to a letter dated April 15, 1997 you were informed of the Board's adoption on January 21, 1997 of bylaw Article II, Section 10, a copy of which you were provided. The Board has considered your suggestion that the application of Article II, Section 10 of the Company's bylaws be waived for candidates nominated to be elected as directors at the Company's 1997 annual meeting. The Board continues to believe that the adoption of Article II, Section 10 is valid and does not plan to waive its applicability.

        In order to provide you and other shareholders a reasonable opportunity to comply with Article II, Section 10, however, the Board has extended the deadline for nomination of directors by stockholders for the 1997 annual meeting to June 17, 1997, fifty days from today.

   Very truly yours,

   /s/ Carl E. Root

   Carl E. Root
   Vice President and Secretary

   CER/jrp


   101 Southeast Third Street P.O. Box 1227 Evansville, Indiana 47706-1227 812/428-6800